STATEMENT OF INVESTMENTS

Dreyfus Premier Municipal Bond Fund

January 31, 2008 (Unaudited)

Long-Term Municipal Investments--104.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--.5%				
University of Alabama,				
HR (Insured; MBIA)	5.75	9/1/10	3,000,000 a	3,284,130
Arizona--1.1%				
Arizona Health Facilities				
Authority, Health Care				
Facilities Revenue (The				
Beatitudes Campus Project)	5.20	10/1/37	2,500,000	2,133,175
Pima County Industrial Development				
Authority, Education Revenue				
(American Charter Schools				
Foundation Project)	5.63	7/1/38	5,000,000	4,672,950
California--9.2%				
California,				
GO	5.63	5/1/10	2,530,000 a	2,739,990
California,				
GO (Insured; MBIA)	4.25	8/1/33	10,975,000	10,054,856
California,				
GO (Various Purpose)	5.25	11/1/27	5,000,000	5,171,150
California Health Facilities				
Financing Authority, Revenue				
(Sutter Health)	5.25	11/15/46	11,375,000	11,510,590
California Pollution Control				
Financing Authority, PCR (San				
Diego Gas and Electric Company)	5.90	6/1/14	12,710,000 b,c	14,822,656
Golden State Tobacco				
Securitization Corporation,				
Tobacco Settlement				
Asset-Backed Bonds	7.88	6/1/13	2,170,000 a	2,693,100
Golden State Tobacco				
Securitization Corporation,				
Tobacco Settlement				
Asset-Backed Bonds	7.90	6/1/13	1,920,000 a	2,385,082
Golden State Tobacco				
Securitization Corporation,				
Tobacco Settlement				
Asset-Backed Bonds	5.75	6/1/47	5,000,000	4,793,400
Lincoln, Community Facilities				
District Number 2003-1,				
Special Tax Bonds (Lincoln				
Crossing Project)	6.00	9/1/13	3,145,000 a	3,714,182
Colorado--4.3%				
Colorado Educational and Cultural				
Facilities Authority, LR				
(Community Colleges of				

Colorado System Headquarters Project) (Insured; AMBAC)	5.50	12/1/21	1,100,000	1,187,450
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	7.15	10/1/30	45,000	45,976
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	2,760,000	2,975,915
Denver City and County, Airport Revenue (Insured; AMBAC)	6.00	11/15/17	5,000,000	5,225,450
Murphy Creek Metropolitan District Number Three, GO	6.00	12/1/26	1,540,000	1,391,190
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/11	8,250,000 a	9,444,353
Northwest Parkway Public Highway Authority, Revenue (Insured; AMBAC)	0.00	6/15/11	6,125,000 a	2,131,623
University of Colorado Hospital Authority, Revenue	5.25	11/15/39	4,810,000	4,612,501
Connecticut--4.9%				
Connecticut	5.75	6/15/11	8,000,000 b,c	8,632,440
Connecticut	5.50	12/15/15	7,400,000 b,c	8,641,424
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.63	7/1/26	1,810,000	1,898,853
Mashantucket Western Pequot Tribe, Special Revenue	5.75	9/1/27	8,000,000 b	8,003,760
Mashantucket Western Pequot Tribe, Special Revenue	6.50	9/1/31	3,500,000	3,663,940
Florida--10.8%				
Broward County Housing Finance Authority, MFHR (Emerald Palms Apartments Project)	5.60	7/1/21	1,935,000	1,972,055
Broward County Housing Finance Authority, MFHR (Pembroke Villas Project) (Insured; FSA)	5.55	1/1/23	1,000,000	1,014,680
Broward County School Board, COP (Master Lease Purchase Agreement) (Insured; FSA)	5.00	7/1/21	1,250,000	1,313,850
Capital Projects Finance Authority, Revenue (Capital Projects Loan Program-AAAE Airport Projects) (Insured; MBIA)	5.25	6/1/14	1,485,000	1,608,210
Capital Projects Finance Authority, Revenue (Capital Projects Loan Program-AAAE Airport Projects) (Insured; MBIA)	5.00	6/1/20	1,465,000	1,513,316
Capital Projects Finance				

Authority, Student Housing Revenue (Capital Projects Loan Program-Florida Universities) (Insured; MBIA)	5.50	10/1/17	2,520,000	2,672,989
Escambia County Housing Finance Authority, SFMR (Multi-County Program) (Collateralized: FNMA and GNMA)	5.50	10/1/21	1,780,000	1,812,805
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.00	7/1/20	1,480,000	1,567,202
Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project)	5.00	10/1/21	1,600,000	1,687,904
Florida Housing Finance Agency, Housing Revenue (Brittany of Rosemont Apartments Project) (Insured; AMBAC)	7.00	2/1/35	6,000,000	6,006,420
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.00	2/1/18	1,000,000	1,044,250
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.13	2/1/31	1,500,000	1,530,420
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	6.00	11/15/11	2,500,000 [a]	2,823,025
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	8,215,000	8,306,515
Jacksonville, Excise Taxes Revenue (Insured; AMBAC)	5.38	10/1/19	3,450,000	3,742,353
Lee County Housing Finance Authority, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.30	3/1/29	115,000	116,661
Manatee County Housing Finance Authority, SFMR (Collateralized; GNMA)	5.85	11/1/33	1,165,000	1,213,056
Miami-Dade County, Aviation Revenue, Miami International Airport (Hub of the Americas) (Insured; FSA)	5.00	10/1/33	1,285,000	1,283,072
Miami-Dade County, Solid Waste System Revenue (Insured; FSA)	5.50	10/1/17	2,595,000	2,839,345
Miami-Dade County Housing Finance Authority, MFMR (Country Club Villas II Project) (Insured;				

FSA)	5.70	7/1/21	400,000	410,764
Miami-Dade County Housing Finance Authority, MFMR (Miami Stadium Apartments) (Insured; FSA)	5.40	8/1/21	1,275,000	1,301,392
Miami-Dade County School Board, COP (Miami-Dade County School Board Foundation, Inc.) (Insured; AMBAC)	5.00	11/1/26	1,000,000	1,012,440
Orange County Housing Finance Authority, MFHR (Palm Grove Gardens) (Collateralized; FNMA)	5.15	1/1/23	1,175,000	1,211,496
Orange County Housing Finance Authority, MFHR (Seminole Pointe Apartments)	5.75	12/1/23	2,840,000	2,869,280
Orange County School Board, COP (Master Lease Purchase Agreement) (Insured; FGIC)	5.00	8/1/32	1,000,000	1,000,370
Osceola County Industrial Development Authority, Revenue (Community Provider Pooled Loan Program)	7.75	7/1/17	953,000	953,477
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	7.00	7/1/36	1,715,000	1,758,818
Palm Bay, Utility System Improvement Revenue (Insured; FGIC)	0.00	10/1/20	1,845,000	1,061,392
Port of Palm Beach District, Revenue (Insured; XLCA)	0.00	9/1/23	1,000,000	474,610
Port Saint Lucie, Stormwater Utility Revenue (Insured; MBIA)	5.00	5/1/23	1,750,000	1,827,403
Port Saint Lucie, Utility System Revenue (Insured; MBIA)	0.00	9/1/33	4,000,000	994,720
Seminole Water Control District, Improvement Bonds (Unit of Development Number 2)	6.75	8/1/22	1,680,000	1,688,534
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/21	1,095,000	1,175,614
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/26	1,000,000	1,046,140
Village Center Community Development District, Utility Revenue (Insured; MBIA)	5.25	10/1/23	1,000,000	1,073,020

Winter Park,				
Water and Sewer Revenue				
(Insured; AMBAC)	5.38	12/1/18	1,730,000	1,884,645
Winter Springs,				
Water and Sewer Revenue				
(Insured; MBIA)	5.00	4/1/20	1,585,000	1,674,949
Georgia--2.0%				
College Park Business and				
Industrial Development				
Authority, Revenue (Civic				
Center Project) (Insured;				
AMBAC)	5.75	9/1/10	4,250,000 a	4,689,152
Georgia	5.25	7/1/10	5,000,000 a	5,347,750
Rockdale County Development				
Authority, Project Revenue				
(Visy Paper Project)	6.13	1/1/34	2,500,000	2,458,400
Illinois--3.7%				
Chicago,				
SFMR (Collateralized: FHLMC,				
FNMA and GNMA)	6.45	9/1/29	1,745,000	1,772,431
Chicago,				
SFMR (Collateralized: FHLMC,				
FNMA and GNMA)	5.50	12/1/42	7,845,000	8,390,620
Illinois Development Finance				
Authority, Revenue (Community				
Rehabilitation Providers				
Facilities Acquisition Program)	8.75	3/1/10	87,000	87,116
Illinois Development Finance				
Authority, Revenue (Community				
Rehabilitation Providers				
Facilities Acquisition Program)	8.25	8/1/12	216,484	184,728
Illinois Educational Facilities				
Authority, Revenue				
(Northwestern University)	5.00	12/1/38	7,500,000	7,684,275
Metropolitan Pier and Exposition				
Authority, Dedicated State Tax				
Revenue (McCormick Place				
Expansion Project) (Insured;				
MBIA)	5.50	6/15/23	5,000,000	5,377,450
Kansas--1.3%				
Sedgwick and Shawnee Counties,				
SFMR (Mortgage-Backed				
Securities Program)				
(Collateralized: FNMA and GNMA)	5.55	6/1/38	2,630,000	2,812,969
Wichita,				
HR (Via Christi Health System,				
Inc.)	6.25	11/15/19	2,000,000	2,165,380
Wichita,				
HR (Via Christi Health System,				
Inc.)	6.25	11/15/20	3,000,000	3,248,070
Kentucky--2.2%				
Mount Sterling,				

LR (Kentucky League of Cities Funding Trust Program)	6.10	3/1/18	5,500,000	6,562,435
Pendleton County, Multi-County LR (Kentucky Association of Counties Leasing Trust Program)	6.40	3/1/19	6,000,000	7,150,500
Louisiana--1.2%				
Louisiana Housing Finance Agency, SFMR (Home Ownership Program) (Collateralized: FNMA and GNMA)	6.40	12/1/30	1,510,000	1,539,762
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Westlake Chemical Corporation Projects)	6.75	11/1/32	5,000,000	5,154,050
Saint James Parish, SWDR (Freeport-McMoRan Partnership Project)	7.70	10/1/22	1,000,000	1,010,400
Maryland--.3%				
Maryland Energy Financing Administration, SWDR (Wheelabrator Water Technologies Baltimore LLC Projects)	6.45	12/1/16	2,100,000	2,125,200
Massachusetts--3.6%				
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	5.25	7/1/30	9,485,000	10,899,403
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	2,450,000	2,456,076
Massachusetts Water Resources Authority, General Revenue (Insured; FSA)	5.25	8/1/31	5,000,000	5,710,250
Route 3 North Transportation Improvement Association, LR (Insured; MBIA)	5.75	6/15/10	3,000,000 [a]	3,236,430
Michigan--5.3%				
Detroit School District, School Building and Site Improvement Bonds (GO - Unlimited Tax) (Insured; FGIC)	5.00	5/1/28	5,000,000	5,079,150
Michigan Building Authority, Revenue (Residual Certificates)	5.50	10/15/17	10,000,000 [b,c]	10,846,300
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	7,525,000	7,346,733
Pontiac Tax Increment Finance				

Authority, Tax Increment Revenue (Development Area Number 3)	6.25	6/1/12	2,640,000 a	3,028,793
Pontiac Tax Increment Finance Authority, Tax Increment Revenue (Development Area Number 3)	6.25	6/1/22	610,000	627,019
Romulus Economic Development Corporation, Limited Obligation EDR (Romulus HIR Limited Partnership Project) (Insured; ITT Lyndon Property Insurance Company)	7.00	11/1/15	5,000,000	6,235,500
Minnesota--3.5%				
Chaska, Electric Revenue	6.00	10/1/10	2,000,000 a	2,179,680
Minnesota Higher Education Services Office, Supplemental Student Loan Program Revenue (Insured; MBIA)	5.85	11/1/41	11,600,000 d	11,600,000
Minnesota Housing Finance Agency, SFMR	5.95	1/1/17	425,000	431,724
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	3,000,000	3,023,790
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	4,855,000	4,879,955
Mississippi--.3%				
Mississippi Home Corporation, SFMR (Collateralized; GNMA)	6.95	12/1/31	1,800,000	1,863,882
Missouri--1.3%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.38	12/1/27	2,470,000	2,479,188
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.00	6/1/35	1,400,000	1,309,938
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.13	12/1/10	4,000,000 a	4,441,600
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	95,000	96,305
New Jersey--8.4%				
New Jersey Economic Development				

Authority, Revenue (Insured; AMBAC)	5.25	6/15/15	4,990,000 [b,c]	5,440,946
New Jersey Economic Development Authority, Revenue (Insured; AMBAC)	5.25	6/15/16	4,990,000 [b,c]	5,440,946
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/11	10,000 [a]	10,904
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/11	10,000 [a]	10,904
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	5.00	12/15/32	10,000,000	10,231,100
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.50	1/1/10	6,000,000 [a]	6,360,780
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.00	1/1/11	12,700,000 [b,c]	13,951,903
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	5,135,000 [a]	6,218,999
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	5,645,000	4,809,822
New Mexico--1.1%				
Farmington, PCR (Public Service Company of New Mexico San Juan Project)	6.38	4/1/22	1,430,000	1,461,002
Jicarilla Apache Nation, Revenue	5.50	9/1/23	5,000,000	5,320,150
New York--5.1%				
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	9,000,000	9,049,050
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	3,000,000	3,303,030
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	6.00	6/15/10	3,085,000 [a]	3,378,815
New York State Dormitory Authority, Revenue (Columbia				

University)	5.00	7/1/31	5,000,000	5,257,400
New York State Dormitory Authority, Revenue (New York University) (Insured; MBIA)	6.00	7/1/17	3,500,000	4,221,665
New York State Dormitory Authority, Revenue (Rochester Institute of Technology) (Insured; AMBAC)	5.25	7/1/24	3,345,000	3,548,777
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/13	2,500,000	3,044,200
North Carolina--2.0%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	7.00	1/1/13	3,500,000	3,949,155
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; ACA)	6.75	1/1/26	5,000,000	5,278,850
North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.45	8/15/20	1,000,000	1,017,220
North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.63	8/15/30	2,565,000	2,596,370
Ohio--5.9%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	16,000,000	16,442,880
Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights - Public Parking Garage Project)	7.35	12/1/31	3,000,000	3,208,950
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	7,000,000	7,570,920
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth Systems Project)	6.15	2/15/09	3,115,000 [a]	3,274,737
Hamilton County, Sales Tax Refunding and Improvement Bonds (Insured; AMBAC)	0.00	12/1/25	14,865,000	6,247,759
Oklahoma--1.6%				
McGee Creek Authority, Water Revenue (Insured; MBIA)	6.00	1/1/13	6,880,000	7,442,440

Oklahoma Development Finance Authority, Student Housing Revenue (Seminole State College Project)	5.13	9/1/36	3,000,000	2,736,330
Oregon--.6%				
Portland, Sewer System Revenue (Insured; FGIC)	5.75	8/1/10	3,500,000 a	3,790,675
Pennsylvania--3.2%				
Butler County Industrial Development Authority, Health Care Facilities Revenue (Saint John Lutheran Care Center Project) (Collateralized; GNMA)	5.85	4/20/36	4,210,000	4,415,448
Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project)	6.00	6/1/31	5,000,000	4,916,350
Pennsylvania Turnpike Commission, Registration Fee Revenue (Insured; FSA)	5.25	7/15/28	9,375,000	10,682,156
South Carolina--2.6%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	10,900,000 a,b,c	12,357,330
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	4,000,000	4,052,160
Tennessee--2.8%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/31	8,355,000	8,262,427
Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	8,000,000	7,471,840
Shelby County Health, Educational and Housing Facility Board, MFHR (Cameron at Kirby Parkway and Stonegate Apartments)	7.25	7/1/23	2,685,000 e	268,956
Shelby County Health, Educational and Housing Facility Board, Revenue (Saint Jude Children's Research Hospital)	5.00	7/1/36	1,250,000	1,269,250
Texas--2.8%				
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue	6.70	1/1/11	5,000,000 a	5,598,250

Brazos River Harbor Navigation District, Revenue (The Dow Chemical Company Project)	4.95	5/15/33	3,200,000	3,055,424
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines Inc.)	5.50	11/1/30	3,000,000	2,405,220
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue (Insured; FSA)	5.50	11/1/21	3,000,000	3,177,540
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	3,500,000	3,633,350
Virginia--.8%				
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	5.00	10/1/26	5,000,000	5,005,350
Washington--3.8%				
Central Puget Sound Regional Transit Authority, Sales Tax Revenue (Insured; FSA)	5.00	11/1/32	10,000,000	10,426,500
Washington Public Power Supply System, Revenue (Nuclear Project Number 3) (Insured; MBIA)	7.13	7/1/16	10,425,000	13,146,029
West Virginia--1.0%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	3,500,000	3,468,500
West Virginia Hospital Finance Authority, HR (Charleston Area Medical Center, Inc.)	6.00	9/1/10	2,440,000 [a]	2,670,165
Wisconsin--3.9%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	4,435,000	4,553,060
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	13,350,000	13,931,259
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	5,500,000	5,786,605
U.S. Related--2.9%				
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	385,000	385,112
Puerto Rico Commonwealth,				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Public Improvement (Insured; MBIA)	5.25	7/1/13	6,000,000	6,475,440
Puerto Rico Commonwealth,				
Public Improvement (Insured; MBIA)	5.65	7/1/15	4,000,000	4,537,240
Puerto Rico Electric Power				
Authority, Power Revenue				
(Insured; FSA)	5.25	7/1/27	6,100,000	6,725,616
Total Long-Term Municipal Investments				
(cost $631,747,712)				**652,142,988**

Short-Term Municipal Investment--.3%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
New Jersey;				
New Jersey Educational Facilities				
Authority, Revenue (College of				
New Jersey Issue) (Insured;				
AMBAC and Liquidity Facility:				
Bank of Nova Scotia and TD				
Banknorth NA)				
(cost $2,000,000)	5.08	2/7/08	2,000,000 [f]	**2,000,000**
Total Investments (cost $633,747,712)			**104.3%**	**654,142,988**
Liabilities, Less Cash and Receivables			**(4.3%)**	**(27,041,839)**
Net Assets			**100.0%**	**627,101,149**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $88,137,705 or 14.1% of net assets.

c   Collateral for floating rate borrowings.

d   Variable rate security--interest rate subject to periodic change.

e   Non-income producing security; interest payments in default.

f   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration

FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance